

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

11016010

ANNUAL AUDITED REPORT
**FORM X-17A-5
PART III**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-18283

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 22 2011 BRANCH OF REGISTRATIONS AND EXAMINATIONS '14

REPORT FOR THE PERIOD BEGINNING ___January 1, 2010___ AND ENDING ___December 31, 2010___
                                          MM/DD/YY   MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bechtel Financing Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5275 Westview Drive

(No. and Street)

Frederick	**MD**	**21703**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Zimmermann   **(415) 768-5909**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

[X] See Attached Document (Notary to cross out lines 1–6 below)

[ ] ~~See Statement Below (Lines 1–5 to be completed only by document signer[s], not Notary)~~

State of California

County of ___San Francisco___

Subscribed and sworn to (~~or affirmed~~) before me on this

___17th___ day of ___February___, 20__11__, by
Date · Month · Year

(1)___Ralph Zimmermann___,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (/)

X(and)XX

X(2)X XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,
Name of Signer

~~proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)~~

Signature ___Emmanuel Alliot___
Signature of Notary Public

EMMANUEL ALLIOT
Commission # 1744542
Notary Public - California
San Francisco County
My Comm. Expires May 11, 2011

Place Notary Seal Above

────────── OPTIONAL ──────────

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document:___Financial Statements___

Document Date:___12/31/2010___ Number of Pages:___/___

Signer(s) Other Than Named Above:___Harb Levy & Weiland LLP___

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010



BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010



Report of Independent Registered Public Accounting Firm

To the Member
Bechtel Financing Services, LLC

We have audited the accompanying statement of financial condition of Bechtel Financing Services, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bechtel Financing Services, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 11, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current assets:

Cash	$ 350,008
Other assets	35
TOTAL ASSETS	**$ 350,043**

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:

Payables to associated companies	$ 50,043
Member's capital	300,000
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 350,043**

See Notes to Statement of Financial Condition

BECHTEL FINANCING SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. **Organization and Business Activities:**

   Bechtel Financing Services, LLC (the "Company") is a wholly owned subsidiary of Bechtel Enterprises, Inc. (BEnINC). The Company provides financial advisory services to BEnINC, associated companies and, to a minor extent, other parties. The Company is a broker-dealer registered with the Securities and Exchange Commission and neither maintains nor intends to maintain customer accounts; it neither engages nor intends to engage in the trading of securities.

   As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

2. **Use of Estimates:**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. **Significant Accounting Policies:**

   Cash

   The Company maintains its cash in a money market mutual fund. The Company has not experienced any losses in such account, and management believes that the Company is not exposed to any significant credit risk on this cash account.

4. **Transactions with Associated Companies:**

   The Company has an agreement whereby an associated company agrees to provide cash management services with respect to the Company's proportionate individual interest in the funds held and invested by the associated company.

5. **Net Capital Requirement:**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $278,445 which was $273,445 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1797 to 1.

6. **Income Taxes:**

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its member in its respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes.

As a limited liability company (LLC), the Company is subject to LLC fees which are reported under other expenses.

With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2006.

7. **Employee Benefit Plans:**

An associated company sponsors a defined contribution plan (the Trust and Thrift Plan) covering all salaried employees who have met the eligibility requirements for such plans. The Company's contribution to the defined contribution plan is made at the discretion of the Board of Directors. In accordance with the provisions of the Trust and Thrift Plan, employee contributions are matched, up to a certain percentage, by the Company and may be supplemented by the Company at the discretion of the Board of Directors. Employees are fully vested in the contributions of this defined contribution plan when such contributions are made. At December 31, 2010, the Company had no employees.

In addition to the plan described above, the Company provides certain health care and life insurance benefits for retired U.S. employees meeting eligibility requirements based on age and years of service by participating in plans sponsored by an associated company. The plans generally pay the full cost of medical coverage and life insurance premiums for employees who met the eligibility requirements on or before December 31, 1985. For employees not meeting the eligibility criteria as of December 31, 1985, the plans pay a portion of the medical coverage depending on the years of service at retirement. The cost of providing these benefits is recognized and funded by associated companies.

8. **Credit Facilities:**

At December 31, 2010, associated companies had a committed multi-purpose credit facility of $2,000,000,000. This facility was available for any combination of borrowing, financial letters of credit, or performance letters of credit. This facility has been made available to the Company. This credit facility expires in 2012.

8. <u>**Credit Facilities, continued**</u>:

At December 31, 2010, an associated company had a committed multi-purpose credit facility of €350,000,000 (equivalent U.S. $462,229,250), which was available for any combination of borrowing, financial letters of credit or performance letters of credit. This facility has been made available to the Company. This credit facility expires in 2012.

At December 31, 2010, associated companies had a committed credit facility of $800,000,000, which was available for the issuance of performance letters of credit. This facility has been made available to the Company. This credit facility expires in 2014.

At December 31, 2010, associated companies had a committed credit facility of $800,000,000, which was available for the issuance of performance letters of credit. This facility has been made available to the Company. This credit facility expires in 2015.

In addition to the credit facilities described above, an associated company had uncommitted bilateral letter of credit arrangements with banks at December 31, 2010, which the associated company has made available to the Company.

Under the associated companies' credit facilities, an associated company is required to meet certain financial covenants. This associated company was in compliance with these covenants at December 31, 2010.

There were no borrowings against these facilities at December 31, 2010 by the Company. However, associated companies have issued letters of credit against some of these facilities.

There are no asset collateralizations or compensating balance requirements for the Company.

9. <u>**Subsequent Events**</u>:

Management evaluated subsequent events through February 11, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.